FEE AGREEMENT

This Agreement by and between Sentinel Advisors Company, a Vermont general partnership located at One National Life Drive, Montpelier, VT 05604, and its affiliates ("Sentinel") and Sentinel Group Funds, Inc., a Maryland corporation, located at One National Life Drive, Montpelier, VT 05604, on behalf of the Sentinel Capital Growth and Sentinel Growth Leaders Funds (each a "Fund" and collectively, "Funds") is dated as of __________, 2006.

WHEREAS, in connection with the reorganization of the Bramwell Growth Fund and Bramwell Focus Fund, both series of The Bramwell Funds, Inc., with and into the Sentinel Capital Growth Fund and Sentinel Growth Leaders Fund, both series of Sentinel Group Funds, Inc., respectively("Reorganization"), Sentinel has agreed to waive fees and reimburse expense as described below.

NOW THEREFORE, for good and valuable consideration, Sentinel and the Funds agree as follows:

1. Sentinel shall waive fees and/or reimburse expenses so that the total annual expenses of the Class A shares of each Fund shall not exceed 1.75% from ___________, 2006 through __________, 2008.

2. The Class C shares of the Funds shall also benefit from this Agreement to the extent Sentinel waives its advisory fees to meet its commitment under this Agreement.

3. This Agreement may not be terminated prior to __________, 2008 and Sentinel shall not be eligible to recoup any fees waived or expenses reimbursed under this Agreement.

The parties have executed this Amendment to the Agreement effective as of the date first set forth above.

SENTINEL GROUP FUNDS, INC.          SENTINEL ADVISORS COMPANY


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Christian W. Thwaites                       Christian W. Thwaites
President & CEO                             President & CEO